RUBICON MINERALS CORPORATION

Management’s Discussion & Analysis

First Quarter Ended March 31, 2013

Suite 1540 – 800 West Pender Street, Vancouver, BC. V6C 2V6
Tel: 604-623-3333   Toll free: 1-866-365-4706   Fax:  604-623-3355
e-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION – MD&A – March 31, 2013
(tabular dollar amounts in thousands, except per share)

INTRODUCTION

This Management Discussion and Analysis (“MD&A”), dated May 9 2013, includes financial information from, and should be read in conjunction with, the interim consolidated financial statements for the three months ended March 31, 2013. It is further assumed that the reader has access to the audited consolidated financial statements for the year ended December 31, 2012 and the accompanying MD&A for the year ended December 31, 2012. Please refer to the cautionary notices at the end of this MD&A, especially in regard to forward looking statements.

Rubicon Minerals Corporation (“Rubicon” or the “Company”) reports its financial position, results of operations, changes in equity and cash flows in accordance with International Financial Reporting Standards (“IFRS”) in Canadian dollars.

Rubicon is a Canadian based company that is focused on the exploration and development of gold deposits. The Company’s key asset is the Phoenix Gold Project (hereinafter defined) located in the Red Lake gold camp, in the Province of Ontario. In addition, the Company has significant land packages in the Red Lake area outside the Phoenix Gold Project and in Nevada and Utah, USA. The Company does not have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in all the provinces of Canada as well as with the SEC in the United States. The Company’s common shares trade on the TSX in Canada under the symbol ‘RMX’ and on the NYSE MKT Exchange in the United States under the symbol ‘RBY’.

DEFINITIONS

The following terms are used in this MD&A:

“F2 Gold System” - is composed of high-grade gold mineralization and a lower grade sulphide-rich zone, which currently has a strike length of approximately 1,200 metres (3,937 ft) and a depth extent of 1,650 metres (5,413 ft) below surface and remains open along strike and at depth. The system appears to at least partly correlate with a large Titan-24 chargeability anomaly. The anomaly extends laterally from the F2 Gold System for over 1,500 metres (approximately 5,000 ft), and to depths up to 750 metres (approximately 2,500 ft) – the current depth limit of the survey. As for the setting and style of this zone, it is similar in many respects to the high-grade zones present at the nearby Red Lake Gold Mine. The F2 Gold System is 420 metres southeast of the existing shaft and is entirely independent from the previous gold resource of the McFinley Gold Deposit.

“PEA” means the Preliminary Economic Assessment contained in the technical report filed on SEDAR on August 11, 2011.1

“Phoenix Gold Project” means project activities associated with the Phoenix Gold Property.

“Phoenix Gold Property” describes the property located in Bateman Township in the Red Lake District of Northwestern Ontario, approximately six kilometres north of the operating Red Lake Gold Mine, hosting the F2 Gold System.

1 See PEA Caution on Page 6

RUBICON MINERALS CORPORATION – MD&A – March 31, 2013
(tabular dollar amounts in thousands, except per share)

HIGHLIGHTS TO MARCH 31, 2013

Phoenix Gold Project

Development Highlights

Phoenix Gold Project development milestones achieved during the three months ended March 31, 2013 included:

•
Total shaft depth at the end of March 2013 was 615 metres of elevation. The 610 station was completed and shaft sinking is continuing with the next planned level at the 732 metre elevation. The Company will determine the final shaft depth as part of the ongoing PEA2 optimization process.

•	As of March 31, 2013, the mill building foundations were 100% complete; the structural steel framework was 70% complete and the cladding on the CIL building was 80% complete.

•	The contents of the old mill building were removed, in preparation for the engineering design of the water treatment plant.

•	The SAG and ball mills have been ordered with expected shipping in late July 2013. Construction of the SAG and ball mill foundations were 66% complete as of March 31, 2013.

Drilling and Exploration

No exploration drilling was carried out during the first quarter of 2013 as the Company focused on extending the depth of the shaft. Underground drilling will commence later in the year, after shaft sinking has been completed. Future drilling is expected to focus on infill drilling, targeting the down dip and along strike extensions of the known zones throughout 9x layout.

Details of drilling results are available on the Company’s web site at www.rubiconminerals.com. Gold mineralization has now been intersected over an interpreted strike length of 1,243 metres and to a vertical depth of 1,650 metres and remains open along strike and at depth.

A new mineral resource model is currently being developed by SRK Consulting (Canada) Inc. ("SRK") for the F2 Gold System, which will be based on an updated geological interpretation and will incorporate all of the drilling on the project to date. The updated resource model will allow Rubicon to better evaluate various potential mining extraction options and will also facilitate the selection of an appropriate cut-off grade for an updated mineral resource estimate, with the goal of optimizing Project economics. Accordingly, Rubicon plans to update Project economics in a new Preliminary Economic Assessment ("New PEA"), which will include an updated mineral resource estimate and incorporate various optimization studies. SRK has informed the Company that it expects to complete the New PEA in late May to early June of this year.

2 See PEA Caution on Page 6

RUBICON MINERALS CORPORATION – MD&A – March 31, 2013
(tabular dollar amounts in thousands, except per share)

Aboriginal Consultations

Consultations are ongoing with local First Nation and Métis communities. In December of 2012, Wabauskang First Nation (“WFN”) brought an application for judicial review of the approval of the Company’s Production Closure Plan. The Company is vigorously defending its Production Closure Plan. This application has not affected any construction or development activity at the Phoenix Gold Project. WFN requested a postponement of its application for judicial review until after the Ontario Court of Appeal had given its decision in the Keewatin v. Minister of Natural Resources appeal. The Company and the Province of Ontario agreed to this postponement. The Ontario Court of Appeal delivered its decision in the Keewatin v. Minister of Natural Resources appeal in March 2013 so the application will now continue to proceed. In its decision, the Ontario Court of Appeal, overturned the decision of the lower court and upheld the jurisdiction of the Province of Ontario to issue mining permits.

Other Red Lake Projects

Rubicon holds approximately 100 square miles of additional mineral claims in the Red Lake Camp which were acquired for their high geological potential to host gold mineralization. Due to the Company’s focus on developing the Phoenix Gold Project, exploration of these additional properties has been temporarily put on hold, however the Company considers these projects to be of strategic importance for future exploration. The Company is continuing the geological compilation studies on several of its Red Lake projects to identify targets for future exploration programs.

United States Exploration

States of Nevada and Utah (West Kirkland Option)

Rubicon holds variable fee simple mineral property interests in a large land package in Elko County, Northeastern Nevada (225,000 acres) extending into Box Elder County, Utah (608 acres).

West Kirkland Mining Inc. (“West Kirkland”) holds an option over the Company’s Nevada and Utah property for a variable interest of up to 60% through exploration expenditures of US$15 million over 4 years. West Kirkland completed its first year commitment of US$2 million of exploration in 2012. On January 23, 2013, to allow for effective completion of annual work programs, the effective date of the option agreement for the annual work commitment was extended from June 23rd to December 31st of each year. West Kirkland is required to spend US$3 million by December 31, 2013 to maintain its option.

Corporate Developments

On January 21, 2013, Mr. Daniel Labine joined the Company as Vice President of Operations. Mr. Labine has over 35 years of engineering, mine operation, and project management experience. He was recently Senior Project Manager at Goldcorp Inc., where he oversaw the construction and development of the Cochenour project in Red Lake, Ontario, Canada. Previously, he held numerous senior project management roles, including Project Manager for Inco Limited, AMEC Earth and Environmental Limited, and Senior Project Engineer for Nordpro Mine and Project Management Services Limited. Mr. Labine holds a Bachelor of Engineering in Mining from Laurentian University and is a Professional Engineer in Ontario.

Mr. Labine replaced Claude Bouchard, the former Vice President of Operations, who left Rubicon to pursue other interests.

RUBICON MINERALS CORPORATION – MD&A – March 31, 2013
(tabular dollar amounts in thousands, except per share)

Objectives for 2013

The Company’s objectives for 2013 are summarized in the following areas:

Operational

Current operational efforts are focused on the two most critical components in the construction schedule; the sinking of the shaft and the construction of the processing mill. Currently underway are erection of the mill building, additional mill engineering and procurement of mill components. Completion of the mill building and installation of components is expected to continue throughout 2013.

The shaft is being extended to allow better access for development and exploration drilling. All underground drilling and lateral development has been temporarily halted to allow shaft sinking to continue at a faster pace and without interruption. The Company will continue to evaluate the cost/benefit of continuing to extend the shaft beyond its current depth to better facilitate access to the sub 1,200 metre target area as part of the ongoing PEA3 optimization process

Exploration

One of the key exploration objectives of the Company is to define sufficient additional indicated or measured mineral resources to support a minimum of three to five years of potential production, at rates envisaged in the current PEA3. As noted above, underground drilling has been postponed to focus on full time shaft sinking. Surface drilling has also been postponed pending review of recent results.

Updated Mineral Resource

Rubicon has commissioned SRK to conduct the updated mineral resource estimate and optimization studies and plans to complete and release the summary of its updated mineral resource by the end of the second quarter of 2013 in conjunction with the release of the summary of a New PEA. The report will include data from over 100,000 metres of core drilling since late 2011, approximately 90% of which was infill drilling of known areas.

Optimization of the PEA3

The Company continues to prepare and review studies on the optimization of the existing PEA3. The purpose is to evaluate different mining scenarios to refine and improve the currently proposed mining plan and economics. These scenarios are sensitive to the updated mineral resource estimate, and the current economic climate. There are several key areas in the PEA3 where the Company is looking to optimize:

Mining method: The Company is considering the longhole stoping mining ("longhole") method instead of, or to supplement, the captive cut-and-fill method. The Company believes that the longhole method is more productive, can lower operating cost, and is not meaningfully dilutive to the mined grade. The longhole method uses more mechanized equipment, which could add to the capital requirements.

3 See PEA Caution on Page 6

RUBICON MINERALS CORPORATION – MD&A – March 31, 2013
(tabular dollar amounts in thousands, except per share)

Infrastructure and development layout: Rubicon is considering increasing the vertical interval between the main levels to 120 metres (as compared to 60 metres in the PEA3) and developing a ramp to interconnect the levels. The Company believes this layout allows for efficient movement of equipment, material, and personnel between levels. The Company also believes that the capital cost savings from developing fewer levels will partially offset the capital cost of the ramp.

Equipment: The Company is assessing the use of modern "LHD" (load haul dump) loaders and haulage trucks, using a combination of diesel-fueled and battery-operated units. Rubicon believes using mechanized equipment versus rail-mounted cars and mucking machines is more productive and provides flexibility. Furthermore, battery-operated LHD loaders and trucks do not produce emissions, are cleaner for the environment, and reduce capital costs for ventilation infrastructure. The gold-bearing material would be transferred between levels by gravity through internal ore passes.

Throughput: The Company is evaluating an increase in throughput at an average rate higher than the 1,250 "tpd" (tonnes per day) rate in order to increase the output in ounces.

Shaft depth: Rubicon is evaluating extending the depth of the shaft below its current depth for improved access to more potential mining areas.

Exploration platform: The Company is assessing constructing deep, underground, exploration platforms that allow step-out drilling below the 1,200 metre depth with shorter drill holes. This would allow the Company to follow up on higher grade intercepts and potentially increase the mineral resource at depth.

The optimization studies are scheduled to be completed in the second quarter of this year. The Company believes that the new methods being considered in the optimization studies will potentially improve the efficiency and productivity of the Phoenix Gold project. However, the implementation of the new methods would likely increase the initial capital cost of developing the Phoenix Gold project compared to the $214 million outlined in the PEA (see PEA Caution below). Rubicon is not able to provide an accurate estimate of the initial capital cost increase for the Phoenix Gold Project prior to the completion of these studies. Management plans to evaluate financing alternatives upon the completion of the optimization studies, to address any potential increase in the initial capital cost of the Phoenix Gold project.

PEA Caution

The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported inferred resources referred to in the PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. The PEA is a technical report under National Instrument 43-101 (“NI-43-101”), was prepared by AMC Mining Consultants with metallurgical and processing contributions from Soutex, and has an effective date of August 8, 2011.

RUBICON MINERALS CORPORATION – MD&A – March 31, 2013
(tabular dollar amounts in thousands, except per share)

Qualified Persons and Quality Assurance

The 2012 exploration drilling programs in Red Lake and the preparation of the 2012 technical exploration drilling disclosures in this MD&A were supervised by, and all data forming the basis for the 2012 technical exploration drilling disclosures in this MD&A, except with regard to the third party prepared PEA (see PEA Caution above), were verified by, Matthew Wunder, P.Geo., Vice President Exploration for Rubicon, a Qualified Person as defined in NI 43-101.

Assays were conducted by SGS Minerals Services using standard fire assay on a 50 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake.

Standards, blanks, duplicates and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out by ALS Minerals a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd.

Phoenix Gold Project operations including engineering studies and ongoing development are currently supervised and verified by, and except with respect to the third party prepared PEA4, any operating technical data disclosed in this MD&A has been verified by and the technical operating disclosures in this MD&A, have been approved by, Daniel Labine, P. Eng., Vice President Operations for Rubicon, a Qualified Person as defined in NI 43-101.

Cautionary Note to U.S. Readers Regarding Estimates of Measured, Indicated and Inferred Resources

This document uses the terms “indicated mineral resources” and “inferred resources”. The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, they are not recognized by the SEC. U.S. investors are cautioned not to assume that any part or all of mineral deposits in those categories will ever be converted into reserves.

“Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred” or “indicated mineral resource” will ever be upgraded to a higher category.

Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility study. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of a measured, indicated or inferred resource exists or is economically or legally mineable. Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

4 See Pea Caution on Page 6

RUBICON MINERALS CORPORATION – MD&A – March 31, 2013
(tabular dollar amounts in thousands, except per share)

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond the control of Rubicon. Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, permitting risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies. Risk factors are more fully described in our Annual Information Form (“AIF”), dated March 12, 2013, for the year ended December 31, 2012, on file at www.sedar.com.

OPERATING RESULTS

Three Months ended March 31, 2013 compared to the Three Months ended March 31, 2012

For the three months ended March 31, 2013, the Company had a net loss of $1.61 million and a net loss per share of $0.01 compared to a net loss of $1.57 and a net loss per share of $0.01 in the three months ended March 31, 2012, an increased loss of $.04 million. During the three months ended March 31, 2013, the Company recorded other comprehensive loss of $.09 million compared to other comprehensive income of $0.35 million in the prior comparative period. Comprehensive loss (the total of net loss and other comprehensive income or loss) for the three months ended March 31, 2013 is $1.7 million compared to a comprehensive loss of $1.2 million in the prior comparative period, an increase in comprehensive loss of $0.5 million.

Significant factors in line items that caused the change in net loss were as follows:

•	Salaries were higher by $165 thousand due to increased staffing levels and recruitment expenses incurred during the three month period ended March 31, 2013.

•
Consulting and professional fees increased by $297 thousand as a result of an increase in legal and other fees relating to the Company’s ongoing compliance, public filing and corporate activities during the three months ended March 31, 2013.

•
General and administrative costs increased by $120 thousand during the three months ended March 31, 2013 primarily due to an increase in travel costs which resulted from increased staffing and an increased level of business activity as compared to prior year.

•	Share-based compensation costs decreased by $413 thousand as the number of options issued in the current period decreased significantly as compared to the prior year.

•
Interest and other income increased by $345 thousand during the three months ended March 31, 2013 as the public offering of $192 million in 2012 did not close until the end of February 2012, late in the quarter.

•
Option receipts in excess of property costs, which represent amounts received from optionees of the Company’s English Royalty Division properties were lower by $263 thousand mainly due to decreased activity in the junior mining sector.

RUBICON MINERALS CORPORATION – MD&A – March 31, 2013
(tabular dollar amounts in thousands, except per share)

•
Other comprehensive loss for the three months ending March 31, 2013 was $92 thousand compared to other comprehensive income of $352 thousand in the three months ended March 31, 2013. The decrease in OCI is attributable to share price decreases in the marketable securities the Company holds.

USE OF PROCEEDS FROM FINANCINGS

Planned Use of Proceeds as Previously Disclosed	Actual Use of Proceeds to March 31, 2013
July 28, 2011 Agnico-Eagle Private Placement
• $70 million on additional drilling, studies, testing and other development work in connection with the F2 Gold system at the Phoenix Gold Project.	• $51 million had been expended, as committed, on the Phoenix Gold Project, to March 31, 2013. The Company expects to use the balance of the proceeds in future periods as previously disclosed
February 29, 2012 Public Offering
• $192 million net proceeds. $181 million for development of Phoenix Gold project. $11 million was for exploration and general working capital.	• $83 million has been expended, as committed, on the Phoenix Gold Project, to March 31, 2013.

SUMMARY OF QUARTERLY RESULTS (unaudited)

The following results are based on IFRS in Canadian dollars.

	2013 First Quarter		2012 Fourth Quarter		2012 Third Quarter		2012 Second Quarter		2012 First Quarter		2011 Fourth Quarter		2011 Third Quarter		2011 Second Quarter
	$		$		$		$		$		$		$		$
Interest and other income		586		676		684		632		242		14		136		78
Loss on sale of investments		7		-		130		16		1		120		134		1
Net loss		1,613		2,976		3,504		2,313		1,574		16,621		1,559		1,670
Basic and fully diluted net loss per share		0.01		0.01		0.01		0.01		0.01		0.06		0.01		0.01

Annual totals in the table may differ slightly from annual reported amounts due to rounding.

Overall, quarterly losses should tend to increase due to increased head office administration costs to support an expanding exploration and development program. In the fourth quarter of 2011 a property write-down caused an unusually large loss. Other factors generally causing significant variations in results between quarters include share-based compensation, gain or loss on sale of investments and option payments received in excess of property costs. These other factors do not have identifiable trends.

RUBICON MINERALS CORPORATION – MD&A – March 31, 2013
(tabular dollar amounts in thousands, except per share)

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $136 million at March 31, 2013 compared to $158 million at December 31, 2012. Working capital decreased in the current period by $22 million primarily due to expenditures on capital assets, and development of the Phoenix Gold Project.

Increases in property plant and equipment of $9.9 million and increases in exploration and evaluation assets of $11.6 million in the first three months of 2013 represent expenditures on surface assets and surface and underground development at the Phoenix Gold Project. Significant projects undertaken during the period include the construction of the mill foundations, assembly of mill building, additional deposits being made on mill equipment, and the deepening of the existing shaft.

CASH FLOWS

For the three months ended March 31, 2013, the Company had net cash inflows of $0.3 million compared to net cash inflows of $139.9 million in the three months ended March 31, 2012, a decrease of $139.6 million. Primarily this is a reflection of the closing of the bought deal public financing that occurred in 2012 offset by expenditures on the Phoenix Gold Project and investment of excess funds in temporary investments.

Operating Cash Flows

Net cash used in operating activities of $3.7 million in the three months ended March 31, 2013 was higher than net cash used in operating activities in the prior comparative period of $1.1 million. The increase relates to payments made to reduce the accounts payable balance.

Investing Activities

Investing activities increased the Company’s net cash by $3.1 million for the three months ended March 31, 2013, compared to a use of net cash of $50.9 million for the three months ended March 31, 2012, a difference between periods of $54.0 million. The Company sold temporary investments which offset the increased expenditures on property, plant and equipment during the current period.

Financing Cash Flows

Financing inflows were $0.9 million in the first three months of 2013 as compared to financing inflows of $192.0 million during the three months ended March 31, 2012. The difference is primarily due to the bought deal equity financing of $191.7 million that was closed in the three months ended March 31, 2012. Financing inflows in the three months ended March 31, 2013 relate to proceeds received from the exercise of stock options and outflows relate to the payments on a finance lease obligation.

FINANCIAL INSTRUMENTS

The Company’s financial instrument policies are described in notes 2(o) to the annual consolidated financial statements for the year ended December 31, 2012 and current fair values by category are found in note 3 to the Q1 – 2013 consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

RUBICON MINERALS CORPORATION – MD&A – March 31, 2013
(tabular dollar amounts in thousands, except per share)

COMMITMENTS

At March 31, 2013, the Company has the following lease, rental and contractual commitments:

	March 31, 2013	December 31, 2012
Less than 1 year	$7,928	$12,049
Between 1 and 3 years	29	73
	$7,957	$12,122

The Company is required to make certain cash payments and incur exploration costs to maintain its mineral properties in good standing. These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

TRANSACTIONS WITH RELATED PARTIES

Legal Services

David R. Reid is a director of the Company and a partner at a law firm the Company has engaged to provide legal services. For the three months ended March 31, 2013, the Company incurred legal fees with this firm of $300 thousand (March 31, 2012 - $650 thousand). The fees are recorded within consulting and professional fees and in Q1-2012, share issue costs, of the Company’s financial statements. As at March 31, 2013, this law firm was owed $400 thousand (March 31, 2012 - $100 thousand). All these transactions were recorded at their fair value amounts and incurred in the normal course of business.

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are described in detail in Note 2 of the December 31, 2012 annual consolidated financial statements. The Company considers the following estimates to be most critical in understanding its financial results:

Significant accounting judgments and sources of estimation uncertainty

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. While actual results could differ materially from these estimates, no specific sources of estimation uncertainty have been identified by management that are believed to have a significant risk of resulting in a material adjustment within the next financial year to the carrying amount of the Corporation’s assets and liabilities as recorded at March 31, 2013.

The most significant judgment made by management in preparing the Company’s financial statements is described as follows:

RUBICON MINERALS CORPORATION – MD&A – March 31, 2013
(tabular dollar amounts in thousands, except per share)

Impairment of Non-Current Non-Financial Assets

The Company reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and uncertainties that may further affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. These Changes were made in accordance with the applicable transitional provisions.

IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27.

The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries and investees.

IFRS 13, Fair value measurement, provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

The Company has adopted the amendments to IAS 1 effective January 1, 2013. These amendments required the Company to group other comprehensive income items by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

OUTSTANDING SHARE DATA

As at May 9, 2013, the Company had the following common shares and stock options outstanding:

Common shares	288,488,482
Stock options(1)	13,348,326
Fully diluted share capital	301,836,808

Note:
(1)                                                       Each option entitles the holder to acquire one common share of the Company.

RUBICON MINERALS CORPORATION – MD&A – March 31, 2013
(tabular dollar amounts in thousands, except per share)

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in the Company's internal control over financial reporting during the three months ended March 31, 2013 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information on the Company, including the AIF and other public filings, are available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This MD&A contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements"). Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting", “look forward” and "intend" and statements that an event or result "may", "will", "would", "should", "could", or "might" occur or be achieved and other similar expressions.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others; that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; that Rubicon will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the Preliminary Economic Assessment dated August 8, 2011 (“PEA”) will be realized; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA and other disclosure by Rubicon. Rubicon makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build and complete a development project. Additional capital costs may have to be incurred in respect of the Phoenix Gold Project, but the amount of any such capital cost increase cannot be accurately estimated until the New PEA, an updated mineral resource estimate and ongoing optimization studies are completed.

The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources referred to in the PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category. The PEA is a technical report under NI 43-101, was prepared by AMC Mining Consultants with metallurgical and processing contributions from Soutex Inc., and has an effective date of August 8, 2011.

Forward-looking statements in this MD&A include, but are not limited to statements regarding the planned release of an updated mineral resource estimate, completed optimization studies and the New PEA in late May to early June 2013, and the projected gold production in 2014. The Company believes that the new methods being considered in the New PEA and optimization studies will potentially improve the efficiency and productivity of the Phoenix Gold Project. However, the implementation of the new methods will likely increase the initial capital cost of developing the Phoenix Gold Project compared to the cost outlined in the PEA. Rubicon is not able to provide an accurate estimate of the capital cost increase for the Phoenix Gold Project prior to the completion of the New PEA and these studies. Management plans to evaluate financing alternatives upon the completion of the New PEA, an updated mineral resource estimate and optimization studies, to address any potential increase in the capital cost of the Phoenix Gold Project.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in new mineral resource models and revised geological interpretations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.

Forward-looking statements contained herein are made as of the date of this MD&A and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

It is important to note that the information provided in the PEA is preliminary in nature. There is no certainty that a potential mine will be realized or that a production decision will be made. A mine production decision that is made without a bankable feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work to ensure satisfactory operational conditions.

APPROVAL

The Audit Committee has approved the disclosure contained in this MD&A on behalf of the Board of Directors.